Exhibit 99.1

ENTRÉE GOLD INTERSECTS 988 METRES OF COPPER MINERALIZATION AT ANN MASON

VANCOUVER, Feb. 7 /CNW/ - Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received assay results from its first diamond drill hole completed on the Ann Mason deposit in the Yerington district of Nevada. This hole (EG-AM-10-001) returned 987.8 metres averaging 0.31% Cu or 0.38% copper equivalent ("CuEq"), including a higher grade section of 340 metres averaging 0.40% Cu or 0.51% CuEq. The hole bottomed in strong mineralization averaging 0.41% Cu or 0.53% CuEq over the last 35.8 metres, indicating the continuation of mineralization to greater depths. With completion of this hole, copper mineralization has been extended for 325 metres below the limit of the current resource.

Entrée's President & CEO, Greg Crowe, commented, "This result is an excellent start to the program and supports our belief that the 100% owned Ann Mason resource can be significantly expanded and upgraded. The continuity of mineralization below the previous resource area further illustrates the upside potential for the discovery of additional resources."

Table 1. Significant intercepts from drill hole EG-AM-10-001

	From (m)	To (m)	Length (m)	Cu %	Mo %	Au g/t	Ag g/t	CuEq* %
EG-AM-10-001	214.0	1201.8	987.8	0.31	0.01	0.04	0.76	0.38
Including	472.0	812.0	340.0	0.40	0.02	0.06	1.10	0.51
Including	608.0	646.0	38.0	0.60	0.02	0.12	2.09	0.75

*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

The primary copper sulphide mineralization (chalcopyrite and bornite) in this hole has associated gold, silver and molybdenum values (see table above) which were not systematically measured during previous drilling. The hole collared in 40 metres of overburden and then cut increasingly mineralized and altered intrusive host rocks.  Significant copper mineralization commences at approximately 100 metres depth, with consistent grades greater than 0.3% Cu starting at a depth of 214 metres.

The Company currently has two drills operating at Ann Mason to expand and better define the inferred resource estimate of 810 million tonnes grading 0.40% Cu (at a 0.30% cut-off) for more than 7 billion pounds of contained copper. Hole EG-AM-10-001 is located in the southwestern portion of the resource (see map on www.entreegold.com). The two holes underway are located approximately 100 metres to the northeast and 100 metres to the southwest. The planned program will consist of approximately 20 infill and step-out holes.

Recently completed Induced Polarization ("IP") geophysical surveying suggests that the Ann Mason sulphide system may extend for at least 3 kilometres west to the Blue Hill area, where recent drilling (see news release dated November 17, 2010) has shown surface oxide copper mineralization to be underlain by primary sulphide mineralization. Future drilling will include testing for the possible continuation of this copper system between Ann Mason and the Blue Hill area.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at ALS Minerals in Reno, Nevada and Vancouver, BC. Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée's Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company's flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Ivanhoe Mines and the Government of Mongolia. A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource estimate and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately CAD$21 million, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

This News Release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the interpretation of exploration results, the potential for extending known mineralized zones and discovering new mineralized zones, the potential for expanding and upgrading existing resource estimates, and planned exploration programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company's Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

%CIK: 0001271554

For further information:

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

CO: Entrée Gold Inc.

CNW 16:30e 07-FEB-11